FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934 For the month of January, 2024 Commission File Number: 001-12518 Banco Santander, S.A. (Exact name of registrant as specified in its charter) Ciudad Grupo Santander 28660 Boadilla del Monte (Madrid) Spain (Address of principal executive office) Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

BANCO SANTANDER, S.A. ________________________ TABLE OF CONTENTS Item 1. January - December 2023 Earnings presentation

Earnings Presentation — 2023 31 January 2024

2 Important information Non-IFRS and alternative performance measures This presentation contains financial information prepared according to International Financial Reporting Standards (IFRS) and taken from our consolidated financial statements, as well as alternative performance measures (APMs) as defined in the Guidelines on Alternative Performance Measures issued by the European Securities and Markets Authority (ESMA) on 5 October 2015, and other non-IFRS measures. The APMs and non-IFRS measures were calculated with information from Grupo Santander; however, they are neither defined or detailed in the applicable financial reporting framework nor audited or reviewed by our auditors. We use these APMs and non-IFRS measures when planning, monitoring and evaluating our performance. We consider them to be useful metrics for our management and investors to compare operating performance between periods. APMs we use are presented unless otherwise specified on a constant FX basis, which is computed by adjusting comparative period reported data for the effects of foreign currency translation differences, which distort period-on-period comparisons. Nonetheless, the APMs and non-IFRS measures are supplemental information; their purpose is not to substitute IFRS measures. Furthermore, companies in our industry and others may calculate or use APMs and non-IFRS measures differently, thus making them less useful for comparison purposes. APMs using ESG labels have not been calculated in accordance with the Taxonomy Regulation or with the indicators for principal adverse impact in SFDR. For further details on APMs and Non-IFRS Measures, including their definition or a reconciliation between any applicable management indicators and the financial data presented in the consolidated financial statements prepared under IFRS, please see the 2022 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the SEC) on 1 March 2023 (https://www.santander.com/content/dam/santander-com/en/documentos/informacion-sobre-resultados- semestrales-y-anuales-suministrada-a-la-sec/2023/sec-2022-annual-20-f-2022-en.pdf), as well as the section “Alternative performance measures” of Banco Santander, S.A. (Santander) Q4 2023 Financial Report, published on 31 January 2024 (https://www.santander.com/en/shareholders-and-investors/financial-and-economic-information#quarterly-results). Underlying measures, which are included in this document, are non-IFRS measures. The businesses included in each of our geographic segments and the accounting principles under which their results are presented here may differ from the businesses included and local applicable accounting principles of our public subsidiaries in such geographies. Accordingly, the results of operations and trends shown for our geographic segments may differ materially from those of such subsidiaries. Non-financial information This presentation contains, in addition to financial information, non-financial information (NFI), including environmental, social and governance-related metrics, statements, goals, commitments and opinions. NFI is included to comply with Spanish Act 11/2018 on non-financial information and diversity and to provide a broader view of our impact. NFI is not audited nor reviewed by an external auditor. NFI is prepared following various external and internal frameworks, reporting guidelines and measurement, collection and verification methods and practices, which are materially different from those applicable to financial information and are in many cases emerging and evolving. NFI is based on various materiality thresholds, estimates, assumptions, judgments and underlying data derived internally and from third parties. NFI is thus subject to significant measurement uncertainties, may not be comparable to NFI of other companies or over time or across periods and its inclusion is not meant to imply that the information is fit for any particular purpose or that it is material to us under mandatory reporting standards. NFI is for informational purposes only and without any liability being accepted in connection with it except where such liability cannot be limited under overriding provisions of applicable law. Forward-looking statements Santander hereby warns that this presentation contains “forward-looking statements” as per the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such statements can be understood through words and expressions like “expect”, “project”, “anticipate”, “should”, “intend”, “probability”, “risk”, “VaR”, “RoRAC”, “RoRWA”, “TNAV”, “target”, “goal”, “objective”, “estimate”, “future”, “commitment”, “commit”, “focus”, “pledge” and similar expressions. They include (but are not limited to) statements on future business development, shareholder remuneration policy and NFI.

3 Important information While these forward-looking statements represent our judgement and future expectations concerning our business developments and results may differ materially from those anticipated, expected, projected or assumed in forward-looking statements. In particular, forward looking statements are based on current expectations and future estimates about Santander’s and third-parties’ operations and businesses and address matters that are uncertain to varying degrees and may change, including, but not limited to (a) expectations, targets, objectives, strategies and goals relating to environmental, social, safety and governance performance, including expectations regarding future execution of Santander’s and third-parties’ (including governments and other public actors) energy and climate strategies, and the underlying assumptions and estimated impacts on Santander’s and third-parties’ businesses related thereto; (b) Santander’s and third-parties’ approach, plans and expectations in relation to carbon use and targeted reductions of emissions, which may be affected by conflicting interests such as energy security; (c) changes in operations or investments under existing or future environmental laws and regulations; (d) changes in rules and regulations, regulatory requirements and internal policies, including those related to climate-related initiatives ; (e) our own decisions and actions including those affecting or changing our practices, operations, priorities, strategies, policies or procedures; and (f) the uncertainty over the scope of actions that may be required by us, governments and others to achieve goals relating to climate, environmental and social matters, as well as the evolving nature of underlying science and industry and governmental standards and regulations. In addition, the important factors described in this presentation and other risk factors, uncertainties or contingencies detailed in our most recent Form 20-F and subsequent 6-Ks filed with, or furnished to, the SEC, as well as other unknown or unpredictable factors, could affect our future development and results and could lead to outcomes materially different from what our forward-looking statements anticipate, expect, project or assume. Forward-looking statements are therefore aspirational, should be regarded as indicative, preliminary and for illustrative purposes only, speak only as of the date of this presentation, are informed by the knowledge, information and views available on such date and are subject to change without notice. Santander is not required to update or revise any forward-looking statements, regardless of new information, future events or otherwise, except as required by applicable law. Santander does not accept any liability in connection with forward-looking statements except where such liability cannot be limited under overriding provisions of applicable law. Not a securities offer This presentation and the information it contains does not constitute an offer to sell nor the solicitation of an offer to buy any securities. Past performance does not indicate future outcomes Statements about historical performance or growth rates must not be construed as suggesting that future performance, share price or results (including earnings per share) will necessarily be the same or higher than in a previous period. Nothing in this presentation should be taken as a profit and loss forecast. Third Party Information In this presentation, Santander relies on and refers to certain information and statistics obtained from publicly-available information and third-party sources, which it believes to be reliable. Neither Santander nor its directors, officers and employees have independently verified the accuracy or completeness of any such publicly-available and third-party information, make any representation or warranty as to the quality, fitness for a particular purpose, non-infringement, accuracy or completeness of such information or undertake any obligation to update such information after the date of this presentation. In no event shall Santander be liable for any use by any party of, for any decision made or action taken by any party in reliance upon, or for inaccuracies or errors in, or omission from, such publicly-available and third-party information contained herein. Any sources of publicly-available information and third-party information referred or contained herein retain all rights with respect to such information and use of such information herein shall not be deemed to grant a license to any third party.

4 Index 2023 Highlights Progress of our strategy 1 2 Group review 3 Final remarks 2024 Guidance 4 Appendix

Achieved a record year and delivered on our financial targets

Record results with 5mn new customers YoY contributing to double-digit revenue growth

First year of ONE Transformation is driving **profitable growth** and structural **efficiency improvement**

Strong balance sheet, with solid credit quality metrics and a higher capital ratio

Delivering double-digit **value creation** and higher **shareholder remuneration**

FY'23 Attributable Profit	FY'23 Revenue
€11.1bn	€58bn
+15%	+11%

Cost-to-income	RoTE
44.1%	15.1%
-173bps	+169bps

CoR	FL CET1
1.18%	12.3%
+0.19pp	+0.2pp

TNAVps + DPS	EPS
+15%	+21.5%
Cash DPS c.+50%	

Santander

Note: unless otherwise indicated, detail by global business presented across this document reflects the new operating model announced in September 2023. For more information, see also the presentation published on 20 December 2023 that explains the new operating model and adapted financial disclosures.
YoY changes. In constant euros: Attributable Profit +18%; Revenue +13%.
TNAVps + DPS includes the €5.95 cent cash dividend paid in May 2023 and the €8.10 cent cash dividend paid in November 2023.

5

6 All time high attributable profit boosted by double-digit net operating income growth Note: underlying P&L. (*) Including the temporary levy in Spain (-€224mn) in Q1’23. P&L Constant € million 2023 2022 % NII 43,261 38,619 12 Net fee income 12,057 11,790 2 Other income 2,329 1,745 33 Total revenue 57,647 52,154 11 Operating expenses -25,425 -23,903 6 Net operating income 32,222 28,251 14 LLPs -12,458 -10,509 19 Other results* -3,066 -2,492 23 Attributable profit 11,076 9,605 15 11 13 10 16 19 Current 34 18% 16 5 Double-digit revenue growth Efficiency ratio improvement YoY Record net operating income CoR <1.2% RoTE >15% Delivered on Group 2023 targets

Strong performance drove higher gross organic capital generation and TNAVps + Cash DPS growth of 15%, while improving our payout to 50%

FL CET1



%
+c.50bps
like-for-like
12.0
+1.19
-0.80
+0.09
12.5
12.3
Dec-22
Organic generation
Shareholder remuneration[1]
Regulatory & others
Dec-23 pre-EBA SBB[2]
Dec-23

TNAVps + Cash DPS



€ per share
Cash DPS: €14 cents
+15%
4.26
4.90
4.76
2022
2023[3]

2023 shareholder remuneration

Total shareholder remuneration

+44% YoY

Cash dividend per share

c.+50% YoY

Since 2021, Santander has repurchased c.9% of its outstanding shares[4]

Note: Our shareholder remuneration policy is c.50% payout split in approximately equal parts (cash and share buybacks). Cash DPS against 2023 results estimated as 25% of the profit for the year. Implementation of 2023 shareholder remuneration policy is subject to future corporate and regulatory decisions and approvals.

(1) Dividend accrual during 2023 + impact on capital of share buybacks approved by regulator in 2023, and in line with our remuneration policy.
(2) FL CET1 ratio previous to deducting 26bp resulting from the following of new EBA Q&A 2023_6887 released in Q4 of accruing share buybacks included in distribution policies.
(3) TNAVps + DPS includes the €5.95 cent cash dividend paid in May 2023 and the €8.10 cent cash dividend paid in November 2023 executed as part of the shareholder remuneration policy.
(4) Including €1,310mn from the first buyback programme against 2023 results completed on 25 January 2024.

Santander 7

Our business model and strategy deliver sustained earnings with lower volatility and allow us to accelerate profitable growth and shareholder value creation

High profitable growth

Attributable profit[1] (€bn)



Covid crisis
4.2
5.8
6.6
6.6
7.5
8.1
8.3
5.1
8.7
9.6
11.1
2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023

RoTE[1] (%)



Covid crisis
9.6
11.0
11.0
11.1
11.8
12.1
11.8
7.4
12.7
13.4
15.1
2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023

Increasing remuneration and strengthening capital

Dividends & Buybacks[2] (€bn)



Dividends[3]
Share buybacks
Covid crisis
1.1
2.3
2.5
3.0
3.3
1.7
0.5
3.5
3.8
5.5
2014 2015 2016 2017 2018 2019 2020 2021 2022 2023

FL CET1 (%)



8.3
10.1
10.6
10.8
11.3
11.4
11.9
12.0
12.0
12.3
2014 2015 2016 2017 2018 2019 2020 2021[4] 2022 2023

(1) Underlying.
(2) Total shareholder remuneration charged against the results corresponding to the calendar year: cash dividend + share buybacks, excluding scrip dividends. Our shareholder remuneration policy for 2023 is c.50% payout split in approximately equal parts (cash and share buybacks). Cash DPS against 2023 results estimated as 25% of the profit for the year. Implementation of 2023 shareholder remuneration policy is subject to future corporate and regulatory decisions and approvals.
(3) Cash dividend.
(4) Including acquisition of SC USA minority interest which closed on 31 January 2022 and the acquisition of Amherst Pierpont.

Santander 8

9 TNAVps + DPS RoTE Profitability FL CET1 Strength RWAs with RoRWA > CoE Disciplined capital allocation Payout 50% Shareholder remuneration Note: Execution of the shareholder remuneration policy is subject to future corporate and regulatory decisions and approvals. >12% c.85% 15-17% Double-digit growth average through-the-cycle 2023 vs. 2025 ID targets A strong first year in our new phase of value creation for our shareholders… 84% Cash dividend + SBB 50% annually 12.3% +15% 15.1%

10 …leveraging our business model strengths: diversification, customer focus and global and in-market scale Global network businesses Leadership position in local markets Higher growth in customer revenue and profitability from network effects Our two key strategic and operating advantages… …are driving structural benefits helping us become the most profitable bank in every market Lower costs from common operating model + Tech platforms Currently we are Top 3 in profitability in 8 out of our 10 markets1 (1) Latest available data (9M’23).

With our last step towards ONE Santander, we have laid the foundation to capture the full potential of our in-market and global value

Tangible progress on our transformation

Global Businesses

- **Retail** – Retail & Commercial Banking
- **Consumer** – Digital Consumer Bank
- **CIB** – Corporate & Investment Banking
- **Wealth** – Wealth Management & Insurance
- **Payments** – Payments

E	NA	SA	DCBE
Europe	North America	South America	DCB Europe

ONE Santander

Our model capitalizes on our strategic advantage of combining global capabilities with local expertise

- Serve our **customers** better
- **Better risk-return** from a global perspective across **business lines**
- Be more **efficient**
- **Grow** more and faster
- Improved and more disciplined **capital allocation** for higher profitability
- More **resilient balance sheet**

Santander

11

12 657 647 Jun-23 Dec-23 Retail Driving growth and efficiency on the back of our new model and proprietary technology c.17% Common operating model globally leveraging process automation Proprietary back-end (Gravity) and our cloud based front-end (ODS) technologies Product simplification and digital first # of products1 (k) Key drivers # of non-commercial FTEs1 per mn total customers 10.1 8.4 2022 2023 Active customers (mn) 74.6 75.1 2022 2023 RoTE (1) Metrics cover all products and employees in the branch network. 2025 targetCustomer experience Operational leverage Global platform +1% -16% -1.5% 15.1% 2023 C/I <42% 43.1% 2023

13 Consumer Transforming into a best-in-class, global business and operating model Key drivers Global relationship management (OEMs, Importers, Retailers) From multiple country- specific platforms to global platforms (e.g. Leasing, BNPL) Operational & commercial benchmark to maximize profitability and growth Retail deposits cost-to-serve (bp) 118 110 2022 2023 Total customers (mn) 25.2 25.4 2022 2023 439 437 2022 2023 # of non-commercial FTEs1 per mn total customers (1) DCB Europe only. 2025 targetCustomer experience Operational leverage Global platform +1% -0.4% > 14% RoTE 11.5% 2023 C/I c.40% 42.8% 2023 -8bp

14 CIB Playing to our strengths to better serve our corporate customers and institutions Key drivers Optimize capital returns on the back of origination and global distribution capabilities Continue growing fee and transactional business through our global centres of expertise and tech Trusted advisor for our customer leveraged global products and local Fee growth (constant € bn) % customer related revenue 1.9 2.1 2022 2023 % Total revenue / RWAs 5.9 6.7 2022 2023 Customer experience Operational leverage Global platform 2025 target +1.7pp +0.8pp >20% RoTE 17.5% 2023 C/I <45% 45.0% 2023 81.8 83.5 2022 2023 +14%

15 Wealth Accelerating our customers connectivity with our global product platforms Key drivers Providing our customers specialized products & services proposition in all countries Global platforms and infrastructure to improve efficiency and time-to-market Leverage our global operations and factories to connect geographies and increase collaboration with CIB and Retail c.60% RoTE Revenue growth including ceded fees2 (€ bn) 5.1 5.7 2022 2023 Assets under management1 (€ bn) 402 460 2022 2023 Collaboration fees (€ bn) 3.4 3.6 2022 2023 (1) Includes off-balance sheet assets and deposits. (2) Includes all fees generated by asset management and insurance businesses, even those ceded to the commercial network. Note: revenue CAGR 22-25 target. 2025 targetCustomer experience Operational leverage Global platform +14% +6% +11% 72.2% 2023 Revenue growthc.10% +22% 2023

16 Payments Seizing a growing opportunity by capturing scale through global platforms Key drivers Deliver best-in-class payment solutions levering our global and local scales Reduce cost per transaction through capex optimization and operational efficiency Migrate volumes to common global platforms to gain scale and offer competitive pricing open market >30% EBITDA margin % open market revenue (PagoNxt) # transactions (bn per month) 2.6 3.0 2022 2023 Cost per transaction (€ cents, PagoNxt) 4.1 3.5 2022 2023 13.6 15.8 2022 2023 PagoNxt 2025 targetCustomer experience Operational leverage Global platform +15% -16% +2.2pp 24.8% 2023 Note: transactions include merchant payments, cards and electronic A2A payments. PagoNxt revenue CAGR 22-25 target. c.30% +17% 2023 Revenue growth

Clear plan to accelerate performance in the US by 2025 by business line

	Current position	Strategic objectives	KPIs	RoTE 2023	RoTE 2025 ID
Consumer	**Market-leading, full-spectrum auto lender**	• Launch of **new digital platform** in summer of 2024 • **Deposit-funded** consumer banking solution • Leverage global **OEM relationships** to support profitable growth	*US retail deposit cost-to-serve* **2022**: c.205bps; **2023**: 192bps; **2025**: c.-20%	11%	Mid-high teens
Commercial	**Top 10** Multifamily lender	(see above)	*Deposit funding provided for Auto lending volumes* **2022**: 30%; **2023**: 35%; **2025**: 45-50%	6%	Mid teens
CIB	**Global hub** for USD-based multinational clients; Strong expertise in **trade and energy project finance**	• Reinforce **advisory capabilities** • Accelerate **growth in the US** and globally	*CIB US revenue growth* **2022**: $753mn; **2023**: +27%; **2025 upgraded**: >25%	8%	Low teens
Wealth	Market leader in **LatAm high net worth offshore**	• Leverage the **Group's network** to build further scale in the US	*Wealth CAL growth* **2022**: $40bn; **2023**: +9%; **2025**: +18%	>100%	c.100%

Santander

Note: adjusted RoTE: adjusted based on Group's deployed capital calculated as contribution of RWAs at 12%. Same criteria as Investor Day, except Consumer and CIB one-off investments in 2023.
US retail deposit cost-to-serve target 2025: % drop 2022-2025. CIB US revenue growth and Wealth CAL growth targets 2025: CAGR 2022-2025.

17

18 30 +12% 12 +1% 8 +17% 3 +22% 5 +12% 58 +13% Note: YoY change in constant euros. New global business definitions as published on 20 December 2023. In summary, our global platforms will deliver operational leverage and profitable growth to become the most profitable bank in every market 51% 21% 13% 6% 9% Revenue (€bn) Contribution to Group’s revenue1 Efficiency RoTE2 2023 2025 RoTE2 target c.17% >14% >20% c.60% >30% 15-17% Most upside from changes to common platforms in Retail, Consumer and Payments, which represent 81% of total revenue 43.1% 15.1% -157bps +1.0pp 42.8% 11.5% +86bps -4.0pp 45.0% 17.5% +171bps +1.6pp 37.9% 72.2% -333bps +19.8pp 44.2% 24.8% -235bps +15.7pp 44.1% 15.1% -173bps +1.7pp (1) As % of total operating areas, excluding Corporate Centre. (2) Global businesses’ RoTEs are adjusted based on Group’s deployed capital. Retail Consumer CIB Wealth Payments Group G lo b a l b u si n es se s EBITDA margin PagoNxt

19 Index 2023 Highlights Progress of our strategy 1 2 Group review 3 Final remarks 2024 Guidance 4 Appendix

20 All time high attributable profit boosted by double-digit net operating income growth 2,543 2,351 2,422 2,289 2,571 2,670 2,902 2,933 Q1'22 Q2 Q3 Q4 Q1'23 Q2 Q3 Q4 € mn Attributable profit Attributable profit (Constant € mn) Note: underlying P&L. (*) Including the temporary levy in Spain (-€224mn) in Q1’23. +28% QoQ +1% 2,605 2,270 2,311 2,221 2,502 2,596 2,818 3,160 +7% excluding Argentina +34% excluding Argentina P&L Constant € million 2023 2022 % NII 43,261 38,619 12 Net fee income 12,057 11,790 2 Other income 2,329 1,745 33 Total revenue 57,647 52,154 11 Operating expenses -25,425 -23,903 6 Net operating income 32,222 28,251 14 LLPs -12,458 -10,509 19 Other results* -3,066 -2,492 23 Attributable profit 11,076 9,605 15 11 13 10 16 19 Current 34 18% 16 5

Double-digit revenue growth backed by customer activity across businesses

Total revenue

Constant € mn



Total revenue
Other income
NII + Fees
+16%
12,462
12,384
12,881
13,227
13,729
13,964
14,548
15,406
Q1'22
Q2
Q3
Q4
Q1'23
Q2
Q3
Q4



Total revenue
+13%
50,954
+3,299
+135
+1,089
+569
+552
+1,048
57,647
+12%
+1%
+17%
+22%
+12%
2022
Retail
Consumer
CIB
Wealth
Payments
CC
2023
YoY growth

Revenue trends

Group performance

- **>95% of total revenue is customer related** which drives the vast majority of total revenue growth
- **Good margin management** in a context of higher interest rates in Europe and **solid fee performance** in North and South America

By business

- **Strong revenue increase YoY** with all businesses growing double-digits except Consumer:
  - **Retail** increased driven by higher NII (Europe and Mexico) and net fee income (South America and Mexico)
  - **Consumer** growing slightly despite negative interest rate sensitivity
  - **CIB** up supported by good performance across products, especially transactional business
  - **Wealth** increased mainly driven by NII from strong commercial activity and interest rates
  - **Payments** grew backed by good merchant business performance
- Higher liquidity buffer remuneration and lower negative impact from FX hedging in the Corporate Centre

Santander 21

NII and NIM up YoY, supported by volumes and margin improvement

Net interest income and NIM



NIM
Quarterly
2.45%
2.52%
2.56%
2.56%
2.63%
2.74%
2.82%
2.76%
+23%
NII
Constant € mn
8,930
9,150
9,435
9,855
9,916
10,351
10,891
12,103
Q1'22
Q2
Q3
Q4
Q1'23
Q2
Q3
Q4
NIM
2.53%
+1.46
+0.16
-1.32
-0.08
2.74%
2022
Asset yields
Asset volumes
Liability costs
Liability volumes
2023

NII drivers

NII

- **NII growing YoY** across regions:
  - **Europe (+27%)** and **North America (+3%)** driven by the positive sensitivity to interest rates of our retail activity
  - **DCB Europe (+6%)** as active loan repricing and deposit growth offset negative interest rate sensitivity
  - **South America (+12%),** up in most countries
- **NII up 11% QoQ** with Brazil (+8%) maintaining the positive trends of recent quarters, and benefited by Argentina

Margins

- **NIM improved YoY**, driven by asset repricing and cost of deposits well under control
- **NIM growing consistently QoQ in 2023** excluding Argentina
- **Positive NII sensitivity** ahead of guidance, reflecting the strength of our European franchise, mostly funded with stable retail deposits

Santander

Note: NIM = NII / Average earning assets.
Changes in constant euros.

22

Net fee income growth, demonstrating the value added from our business diversification

Net fee income



Constant € mn
+7%
2,830
2,923
2,856
2,875
2,982
2,964
3,028
3,083
Q1'22
Q2
Q3
Q4
Q1'23
Q2
Q3
Q4
+5%
11,483
-6
-31
+263
+3
+340
+6
12,057
-0%
-2%
+14%
+0%
+13%
2022
Retail
Consumer
CIB
Wealth
Payments
CC
2023
YoY growth

Net fee income drivers

YoY % changes in constant euros

Retail	• **Active customers** increased YoY • **Transactionality** and well-targeted services to segments
Consumer	• Good performance in **Mexico and South America** • Affected by regulatory changes in Germany and lower activity in the US
CIB	• **Strong growth** across regions and businesses • Strengthening value-added services
Wealth	• **Private Banking** CAL increased 15% YoY • **SAM:** record year in net sales (€9.0bn) • **Insurance** gross written premiums grew 12% YoY
Payments	• Strong **total payments volume growth** (+22% YoY) backed by Brazil, Europe and Mexico • **Cards** fees up 17% supported by activity growth

Santander

23

24 5,516 5,667 5,820 6,189 6,018 6,163 6,344 6,900 Q1'22 Q2 Q3 Q4 Q1'23 Q2 Q3 Q4 25,425 23,193 +544 +480 +992 +196 +19 2022 Europe North America South America DCB Europe CC 2023 ONE Transformation driving efficiency and positive jaws Costs and efficiency driversCosts Constant € mn Costs YoY growth in real terms1 Efficiency Quarterly Efficiency • Transformation towards simpler and more integrated models drove efficiency improvements in 2023 • In 2023, efficiency improved to 44.1% (-1.7 pp; Europe -5.2 pp) • Transformation investments (technology) in 2023 totalled €2.4bn • Q4 efficiency impacted by DGF charge and investments in the US Costs • Flat in real terms • Europe slightly up affected by competitive labour market in Poland and DCB Europe by strategic growth initiatives • North America performance reflecting our efforts to accelerate transformation and growth • South America growing below inflation despite impacts from salary agreements and tech investments (1) Costs in real terms exclude the impact from weighted average inflation. +10% +1% +3% -3% +3% +2% 45.0% 46.0% 45.6% 46.6% 44.1% 44.3% 43.6% 44.4% ( in real terms1)0%

25 2023 execution Efficiency Reminder from Investor Day Efficiency Consistent execution of ONE Transformation and value added from our Global and Network businesses accelerating the achievement of our ID targets • Multi-Latin/Multi-European: +40% revenue growth in 2023 • Wealth: collaboration with CIB and Corporates $219mn (+11% in 2023) • Consumer: expansion of OEM agreements • Global approach to technology: €187mn efficiencies in 2023 - Gravity (back-end) efficiencies - Global vendor agreements - IT&Ops shared-services • Product simplification: 16% fewer products in the year • 56% products / services digitally available • In US, $200mn efficiencies captured in Consumer and Commercial in the year 200-250 bps c. 42% 100-150 bps 50-75 bps -112 bps -28 bps -32 bps FY’22 One Transformation Global & Network businesses Global Tech capabilities & others 2025 target FY’23 45.8% FY’22 45.8% FY’23 or latest available data. 44.1%

26 2,181 2,599 2,692 2,991 2,883 2,868 3,223 3,484 Q1'22 Q2 Q3 Q4 Q1'23 Q2 Q3 Q4 Credit quality remains robust with CoR within our target for 2023 Credit quality drivers Group credit quality • Credit quality remains robust, despite substantial impacts from one-offs, supported by record low unemployment in most countries • NPL ratio stood at 3.14% (3.08% Dec-22) with NPL coverage and stages fairly stable CoR Constant € mn LLPs LLPs and credit quality • Spain credit quality remains under control with NPL improving 21bps YoY and stable CoR • CoR in the UK stable at just 10bps, Poland impacted by CHF mortgages YoY • DCB Europe remains at very low levels • US CoR (1.92%) up, in line with expectations • Mexico CoR up YoY at comfortable levels • Brazil NPL downward trends QoQ during 2023. CoR improved slightly YoY despite single names Detail by country Other credit quality metrics Note: CoR - provisions to cover losses due to impairment of loans in the last 12 months / average customer loans and advances of the last 12 months. Dec-22 Sep-23 Dec-23 NPL ratio 3.08% 3.13% 3.14% Coverage ratio 68% 68% 66% Stage 1 €1,004bn €1,002bn €1,000bn Stage 2 €69bn €77bn €80bn Stage 3 €35bn €36bn €36bn 0.77% 0.83% 0.86% 0.99% 1.05% 1.08% 1.13% 1.18%

27 Diversified commercial banking model funded with stable retail deposits Loan portfolio and customer funds Dec-23 Dec-23 Time 32% Insured >80% Total deposits1 Deposits from individuals Total deposits by product Transactional c.75% Deposit structure Note: management breakdown. YoY % changes in constant euros. (1) % transactional deposits under LCR criteria. 563 250 155 209 Customer funds 334 163 137 245 136 Customer loans CIB SMEs & Corp Consumer loans & others Auto Individual mortgages SMEs, Corp & Other CIB Mutual funds Individuals €1,015bn €1,177bn +4% +13% -3% +4% +3% -1% -6% -1% +4% +7% -4%

CET1 well above our target of >12%, driven by strong capital generation, with profitable front-book growth >15% RoTE

FL CET1 quarterly performance

%



12.3
+0.29
-0.12
+0.04
+0.04
12.5
-0.26
12.3
Sep-23
Organic generation
Cash dividend accrual[1]
Regulatory & models
Markets & others
Dec-23 pre-EBA SBB[2]
New SBB EBA Q&A
Dec-23

Maximize capital productivity

Dec-23 or estimates

Front book pricing RoRWA of new book	2.7%
Asset rotation and **risk transfer** activities RWAs mobilized vs. total RWAs	12%
% RWAs with RoRWA > CoE	84%

Santander

(1) Execution of the shareholder remuneration policy is subject to future corporate and regulatory decisions and approvals.
(2) FL CET1 ratio previous to deducting 26bps resulting from the following of new EBA Q&A 2023_6887 released in Q4 of accruing share buybacks included in distribution policies.

28

29 Index 2023 Highlights Progress of our strategy 1 2 Group review 3 Final remarks 2024 Guidance 4 Appendix

30 Excellent progress in the execution of our strategy Efficiency and profitability improvement Strong first year in our new phase of value creation and growth Supported by our winning combination of local leadership with global scale and network Resilient balance sheet with a stronger capital ratio Foundation for further growth, value creation and shareholder remuneration Last step towards ONE Santander unlocks full potential of the Group Common operating model supporting value creation based on profitable growth and operational leverage provided by global platforms Record results in our first year of our new phase of value creation and growth Profit €11.1bn Efficiency 44.1% EPS +21.5% TNAVps + DPS +15% Cash DPS c.+50% Note: Our shareholder remuneration policy is c.50% payout split in approximately equal parts (cash and share buybacks). Cash DPS against 2023 results estimated as 25% of the profit for the year. Implementation of 2023 shareholder remuneration policy is subject to future corporate and regulatory decisions and approvals. TNAVps + DPS includes the €5.95 cent cash dividend paid in May 2023 and the €8.10 cent cash dividend paid in November 2023.

31 Double-digit growth 44-45% <1.2% >12% >15% +13% 44.1% 1.18% 12.3% 15.1% Revenue1 Efficiency ratio CoR FL CET1 RoTE Our 2023 achievement 2023 targets In summary, a great set of results delivering on all our 2023 targets (1) YoY change in constant euros.

32Note: targets market dependent. Based on macro assumptions aligned with international economic institutions. (1) YoY revenue growth in constant euros, but Argentina in current euros. Looking ahead, we are well positioned to continue driving additional profitable growth in 2024 Revenue1 Mid-single digit growth Efficiency <43% CoR c.1.2% FL CET1 after Basel III implementation >12.0% RoTE 16% Our consistent track record and the implementation of ONE Santander make us confident we will deliver on the following targets in 2024 Double-digit growth of TNAVps+DPS through-the-cycle

33 Index 2023 Highlights Progress of our strategy 1 2 Group review 3 2024 Guidance Final remarks 4 Appendix

34 Appendix Investor Day Targets summary Detail by region, country and global business Credit quality in Brazil and the US Reconciliation of underlying results to statutory results Glossary The other information in the Appendix regularly provided each quarter can be found in the document entitled "Supplementary Information", published together with this presentation on the Group's corporate website

ONE Transformation driving double-digit growth in value creation

		2022	2023	2025 targets
Profitability	RoTE (%)	13.4	15.1	15-17
	Payout (Cash + SBB)[1] (%)	40	50	50
	EPS Growth (%)	23	21.5	Double-digit
Customer centric	Total customers (mn)	160	165	c.200
	Active customers (mn)[2]	99	100	c.125
Simplification & automation	Efficiency ratio (%)	45.8	44.1	c.42
Customer activity	Transactions volume per active customer (month, % growth)[3]	-	10	c.+8
Capital	FL CET1 (%)	12.0	12.3	>12
	RWA with RoRWA>CoE (%)	80	84	c.85
ESG[4]	Green financed raised & facilitated (€bn)	94.5	114.6	120
	Socially responsible Investments (AuM) (€bn)	53	67.7	100
	Financial inclusion (# People, mn)	-	1.8	5
	Women in leadership positions (%)	c.29	31.4	35
	Equal pay gap (%)	c.1	c.0	c.0
TNAVps+DPS (Growth YoY)		+6%	+15%	**Double-digit growth** average through-the-cycle

(1) Target payout defined as c.50% of group reported profit (excluding non-cash, non-capital ratios impact items), distributed in approximately 50% in cash dividend and 50% in share buybacks. Execution of the shareholder remuneration policy is subject to future corporate and regulatory decisions and approvals.
(2) Those customers who meet transactionality threshold in the past 90 days.
(3) Total transactions include merchant payments, cards and electronic A2A payments. Target c.+8% CAGR 2022-25.
(4) Information is audited on a limited assurance basis. Not taxonomy. Green finance raised & facilitated (€bn): since 2019. Financial inclusion (#people, mn): starting Jan-23. Does not include financial education. Definitions in the Glossary of this presentation.

Santander 35

36 Appendix Investor Day Targets summary Detail by region, country and global business Credit quality in Brazil and the US Reconciliation of underlying results to statutory results Glossary The other information in the Appendix regularly provided each quarter can be found in the document entitled "Supplementary Information", published together with this presentation on the Group's corporate website

37 Detail by region and country

Europe

Highlights

- Focus on **transformation projects** to develop a common operating model (OneApp, OneWeb, OnePlatform) and increase customer satisfaction
- **Customer growth continued** (+730k YoY), mainly driven by consistent growth in Spain
- **Loans and deposits** dropped as the result of prepayments (especially mortgages) and lower activity in a context of higher interest rates
- **Strong profit growth YoY** supported by **double-digit NII** backed by positive balance sheet sensitivity to higher interest rates and CIB performance. **Efficiency gains and active risk management**
- **In the quarter,** profit affected by **seasonal charges** (DGF contribution in Spain and bank levy in the UK). **NII** trend affected by average volumes and liability costs. **Lower LLPs** despite additional CHF provisions

Key data and P&L

Loans	Deposits	Mutual Funds
€552bn -6%	€620bn -2%	€105bn +12%

Efficiency	CoR	RoTE
42.1% -5.2pp	0.44% +4bps	14.5% +5.2pp

Underlying P&L*	Q4'23	% Q3'23	2023	% 2022	% 2022[1]
NII	4,123	-2.4	**15,910**	27.0	26.6
Net fee income	1,071	-1.4	**4,399**	-2.2	-2.1
Total revenue	**5,211**	**-9.7**	**21,439**	**19.2**	**18.9**
Operating expenses	-2,357	3.0	**-9,030**	6.4	5.9
Net operating income	**2,854**	**-18.1**	**12,409**	**30.5**	**30.5**
LLPs	-582	-12.4	**-2,533**	5.4	5.7
Attributable profit	**1,306**	**-20.5**	**5,482**	**44.6**	**43.9**

(*) € mn and % change in constant euros.

(1) % change in current euros.

Santander

Note: 2023 data and YoY changes (loans, deposits and mutual funds in constant euros).

38

Spain

- Sustained **strong growth in customers.** Dropping **deposits** explained by mortgage prepayments. Half of the decline in **loans** came from CIB
- **Profit +52%** driven by higher NII, boosted by active pricing management in a context of higher interest rates and **robust credit quality** supported by active risk management
- **QoQ** trends affected by impact of interest rate expectations and lower volumes on NII, lower contribution from CIB and DGF charge

Loans	Deposits	Mutual Funds
€230bn -8%	€309bn -4%	€78bn +8%

Efficiency	CoR	RoTE
41.7% -6.8pp	0.62% +1bp	14.2% +6.3pp

Underlying P&L*	Q4'23	% Q3'23	2023	% 2022
NII	1,738	-0.2	**6,641**	46.3
Net fee income	652	2.7	**2,699**	-4.2
Total revenue	**2,341**	**-12.6**	**10,132**	**23.1**
Operating expenses	-1,100	1.2	**-4,227**	5.7
Net operating income	**1,241**	**-22.0**	**5,905**	**39.4**
LLPs	-342	-9.1	**-1,522**	-5.9
Attributable profit	**516**	**-28.5**	**2,371**	**51.9**

(*) € mn and % change.

UK

- Higher rates continued to affect **loan** volumes and **deposits,** with strong migration from demand to time deposits
- **Profit up 13%** YoY supported by NII, on the back of higher rates, good cost control and risk management
- **Profit QoQ** affected by pressures on liability costs and contained operational expenses, partially offset by lower LLPs

Loans	Deposits	Mutual Funds
€235bn -6%	€224bn -1%	€7bn 0%

Efficiency	CoR	RoTE
49.7% +0.1pp	0.10% -2bps	13.0% +2.3pp

Underlying P&L*	Q4'23	% Q3'23	2023	% 2022	% 2022[1]
NII	1,225	-8.1	**5,152**	5.3	3.2
Net fee income	74	-22.8	338	-11.5	-13.3
Total revenue	**1,280**	**-13.3**	**5,525**	**4.0**	**2.0**
Operating expenses	-698	3.0	**-2,745**	4.3	2.2
Net operating income	**581**	**-27.1**	**2,779**	**3.7**	**1.7**
LLPs	-18	-85.7	**-247**	-20.1	-21.7
Attributable profit	**301**	**-28.6**	**1,545**	**13.0**	**10.8**

(*) € mn and % change in constant euros.
(1) % change in current euros.

Santander Note: 2023 data and YoY changes (loans, deposits and mutual funds in constant euros).

39

Portugal

- **Focus on profitability,** rather than market share. **Loans** under pressure from higher rates. **Excellent liquidity management,** with cost of deposits under control, in a context of early loan repayments
- **Profit +68% YoY** with strong NII, costs broadly in line with inflation and CoR at low levels
- **Profit up QoQ** driven by net operating income growth on the back of higher NII and lower LLPs

Loans	Deposits	Mutual Funds
€38bn -6%	€36bn -6%	€4bn +17%

Efficiency	CoR	RoTE
27.3% -11.4pp	0.20% +16bps	25.9% +10.9pp

Underlying P&L*	Q4'23	% Q3'23	2023	% 2022
NII	451	2.7	1,465	96.2
Net fee income	111	-5.1	464	-4.2
Total revenue	584	1.6	1,982	53.1
Operating expenses	-141	3.0	-542	8.1
Net operating income	443	1.2	1,440	81.6
LLPs	-18	-25.6	-77	353.6
Attributable profit	**292**	**3.2**	**896**	**67.9**

(*) € mn and % change.

Poland

- **Loans rose** mainly driven by corporates and CIB. Significant growth both in demand and time deposits
- **Profit up 80% YoY** supported by revenue growth (good funding cost management), which allowed us to offset higher costs and additional CHF mortgage provisions
- **Profit down QoQ,** in a context of lower interest rates, affected by higher costs and CHF provisions

Loans	Deposits	Mutual Funds
€35bn +5%	€44bn +5%	€5bn +48%

Efficiency	CoR	RoTE
27.1% -0.9pp	2.08% +65bps	17.7% +5.8pp

Underlying P&L*	Q4'23	% Q3'23	2023	% 2022	% 2022[1]
NII	673	-0.3	2,543	24.7	28.7
Net fee income	153	1.4	589	8.1	11.6
Total revenue	838	-1.5	3,182	24.6	28.6
Operating expenses	-240	8.9	-862	20.7	24.6
Net operating income	598	-5.2	2,320	26.1	30.1
LLPs	-199	49.8	-674	48.5	53.2
Attributable profit	**145**	**-32.4**	**674**	**79.6**	**85.3**

(*) € mn and % change in constant euros.
(1) % change in current euros.

Santander Note: 2023 data and YoY changes (loans, deposits and mutual funds in constant euros).
40

North America

Highlights

- **Accelerate the transformation** of our businesses simplifying our product portfolio, streamlining operations and delivering an **excellent customer experience** while further building out CIB and Wealth franchises
- **Solid performance in loans** and **deposits** in both countries
- **Revenue up YoY** driven by NII (interest rates and volumes) in Mexico and gains on financial transactions (CIB) and fees across the region
- **Cost** growth driven by transformation and strategic investments, partially offset by cost control initiatives
- **Profit** impacted by LLPs, reflecting normalization to pre-pandemic levels and volume growth, but still at comfortable levels
- **QoQ** gains in NII more than offset by investments in transformations and continued normalization in LLPs

Key data and P&L

Loans	Deposits	Mutual Funds
€161bn +3%	€142bn +4%	€29bn 0%

Efficiency	CoR	RoTE
49.1% +1.4pp	2.05% +56bps	9.8% -1.3pp

Underlying P&L*	Q4'23	% Q3'23	2023	% 2022	% 2022[1]
NII	2,626	1.0	**10,159**	2.6	4.7
Net fee income	555	-0.2	**2,192**	6.7	11.9
Total revenue	**3,366**	**-0.6**	**13,174**	**4.7**	**7.0**
Operating expenses	-1,758	6.7	**-6,465**	8.0	10.1
Net operating income	**1,608**	**-7.6**	**6,708**	**1.7**	**4.1**
LLPs	-1,126	4.3	**-3,733**	45.2	47.1
Attributable profit	**454**	**-17.6**	**2,354**	**-20.3**	**-18.2**

(*) € mn and % change in constant euros.

(1) % change in current euros.

Santander Note: 2023 data and YoY changes (loans, deposits and mutual funds in constant euros).

41

US

- **Deposit base growth** despite challenging environment. **Lending up** driven by Multifamily and CIB
- **Revenue** impacted by higher funding costs, a one-off FDIC charge and higher share of electric vehicles leasing (offset by lower tax expense)
- **YoY and QoQ profit trends** affected by LLP normalization, in line with expectations, and transformation costs

Loans	Deposits	Mutual Funds
€113bn +1%	€96bn +1%	€12bn -12%
Efficiency	**CoR**	**RoTE[2]**
51.0% +3.8pp	1.92% +56bps	9.1% -7.6pp

Underlying P&L*	Q4'23	% Q3'23	2023	% 2022	% 2022[1]
NII	1,428	-0.2	5,742	-3.8	-6.5
Net fee income	187	-2.4	766	2.2	-0.6
Total revenue	1,767	-4.0	7,209	-2.7	-5.4
Operating expenses	-964	4.2	-3,679	5.1	2.2
Net operating income	802	-12.2	3,531	-9.8	-12.3
LLPs	-824	7.0	-2,593	52.9	48.7
Attributable profit	67	-67.2	932	-46.3	-47.7

(*) € mn and % change in constant euros.
(1) % change in current euros.

Mexico

- **Strong customer growth,** driving volume increase, and profitable market share gains
- **Excellent profit and profitability** supported by double-digit revenue growth and improved efficiency. CoR up, but remains at manageable levels
- **Positive revenue trends** continued in Q4 with lower LLPs offset by costs affected by transformation efforts

Loans	Deposits	Mutual Funds
€49bn +6%	€46bn +10%	€17bn +10%
Efficiency	**CoR**	**RoTE**
43.9% -1.0pp	2.43% +48bps	17.7% +0.8pp

Underlying P&L*	Q4'23	% Q3'23	2023	% 2022	% 2022[1]
NII	1,195	2.3	4,408	12.1	23.7
Net fee income	355	1.5	1,374	9.3	20.5
Total revenue	1,581	3.3	5,899	15.7	27.6
Operating expenses	-743	10.8	-2,588	13.0	24.7
Net operating income	838	-2.5	3,311	17.9	30.0
LLPs	-301	-1.9	-1,135	30.6	44.1
Attributable profit	397	0.3	1,560	16.6	28.6

(*) € mn and % change in constant euros.
(1) % change in current euros.

Santander

Note: 2023 data and YoY changes (loans, deposits and mutual funds in constant euros).
(2) Adjusted RoTE: adjusted based on Group's deployed capital calculated as contribution of RWAs at 12%. Using tangible equity, RoTE is 6.1%.

42

South America

Highlights

- We are focusing on **increasing the value added** to the Group and **promoting synergies** across our global and regional businesses
- **Customer growth** and higher transactionality
- Solid performance in **loans, deposits and mutual funds** with a strengthened risk model
- **Profit down YoY** due to rising costs and LLPs. Revenue up backed by higher NII, fees and gains on financial transactions, which more than offset negative impact from the hyperinflation adjustment
- **Profit up 18% QoQ** driven by positive NII performance in the main countries (Brazil and Chile already benefitting from lower interest rates) and higher net fee income. Results in euros, strongly distorted by Argentine peso devaluation

Key data and P&L

Loans	Deposits	Mutual Funds
€161bn +7%	**€135bn** +15%	**€70bn** +21%

Efficiency	CoR	RoTE
38.5% +1.5pp	**3.36%** +4bps	**14.4%** -4.3pp

Underlying P&L*	Q4'23	% Q3'23	2023	% 2022	% 2022[1]
NII	3,206	37.7	**13,040**	12.0	0.5
Net fee income	1,025	8.3	**4,684**	14.0	3.7
Total revenue	**4,329**	**20.6**	**17,971**	**7.8**	**-0.3**
Operating expenses	-1,589	21.6	**-6,920**	16.7	3.7
Net operating income	**2,741**	**19.9**	**11,050**	**2.9**	**-2.6**
LLPs	-1,560	29.1	**-5,401**	8.9	7.1
Attributable profit	**709**	**18.1**	**3,038**	**-11.2**	**-16.9**

(*) € mn and % change in constant euros.

(1) % change in current euros.

Santander Note: 2023 data and YoY changes (loans, deposits and mutual funds in constant euros).

43

Brazil

- **Growth in loans** (individuals, corporates and SMEs) **and deposits** (time)
- **Profit down YoY** affected by weak NII due to negative sensitivity, lower gains on financial transactions (market activity), inflation and higher provisions. Fees up driven by transactionality
- **In Q4,** strong NII growth (volume and lower interest rates). Profit impacted by higher costs and LLPs (one-offs in CIB portfolio)

Loans	Deposits	Mutual Funds
€103bn +6%	€90bn +13%	€55bn +15%

Efficiency	CoR	RoTE
34.6% +2.2pp	4.77% -2bps	13.7% -5.5pp

Underlying P&L*	Q4'23	% Q3'23	2023	% 2022	% 2022[1]
NII	2,504	8.0	**9,116**	2.0	2.4
Net fee income	885	-1.5	**3,462**	4.6	5.0
Total revenue	**3,487**	**5.0**	**13,104**	**1.1**	**1.5**
Operating expenses	-1,184	4.5	**-4,529**	7.9	8.3
Net operating income	**2,303**	**5.2**	8,574	**-2.2**	**-1.8**
LLPs	-1,417	27.3	**-4,701**	6.0	6.4
Attributable profit	**494**	**-18.2**	**1,921**	**-24.8**	**-24.5**

(*) € mn and % change in constant euros.
(1) % change in current euros.

Chile

- **#1 NPS.** Continued **business transformation** to offer the best products and services
- **Profit YoY** impacted by negative NII sensitivity. Solid performance in fees (payments & insurance), costs (-5% in real terms) and CoR
- **In Q4**, strong profit growth driven by NII increase (UF and lower interest rates) and LLP decrease

Loans	Deposits	Mutual Funds
€44bn +4%	€29bn +8%	€11bn +25%

Efficiency	CoR	RoTE
44.6% +4.6pp	0.80% -13bps	14.8% -4.6pp

Underlying P&L*	Q4'23	% Q3'23	2023	% 2022	% 2022[1]
NII	415	72.9	**1,383**	-22.9	-22.0
Net fee income	122	-4.3	**572**	20.8	22.2
Total revenue	**591**	**29.9**	**2,285**	**-7.7**	**-6.7**
Operating expenses	-249	2.7	**-1,020**	2.8	4.0
Net operating income	**343**	**60.9**	1,265	**-14.8**	**-13.8**
LLPs	-78	-3.2	**-365**	-9.5	-8.5
Attributable profit	**165**	**88.7**	**582**	**-15.1**	**-14.1**

(*) € mn and % change in constant euros.
(1) % change in current euros.

Santander Note: 2023 data and YoY changes (loans, deposits and mutual funds in constant euros).

44

Argentina

- **#1 NPS,** with one of the best rated apps among local banks
- **Profit up YoY** driven by strong revenue growth and efficiency improvement
- **Q4 results in euros** impacted by peso devaluation. **In constant euros**, solid performance across revenue lines

Loans	Deposits	Mutual Funds
€4bn +217%	**€6bn** +190%	**€4bn** +355%

Efficiency	CoR	RoTE
50.2% -3.7pp	**6.64%** +373bps	**55.6%** +29.4pp

Underlying P&L*	Q4'23	Q3'23	% Q3'23[1]	2023	% 2022	% 2022[1]
NII	112	629	-82.2	1,879	399.4	5.7
Net fee income	-50	164	—	396	245.2	-26.9
Total revenue	**-27**	**543**	**—**	**1,544**	**298.1**	**-15.8**
Operating expenses	6	-260	—	-775	271.0	-21.5
Net operating income	**-21**	**283**	**—**	**769**	**329.7**	**-9.1**
LLPs	-7	-47	-85.4	-150	436.9	13.6
Attributable profit	**-20**	**154**	**—**	**386**	**462.3**	**19.0**

(*) € mn and % change in constant euros.

(1) % change in current euros.

Uruguay, Peru and Colombia

- Focus on **digital expansion** in Uruguay and on **joint initiatives** between CIB and Corporates in Peru and Colombia
- **Profit up YoY** on the back of double-digit revenue growth in all three countries
- **High profitability:** double-digit RoTEs

RoTEs

Uruguay	Peru	Colombia
24.8% +3.0pp	**22.8%** +0.0pp	**14.0%** -2.0pp

Attributable profit



€ mn
Uruguay
187
+32%
2023
Peru
84
+14%
2023
Colombia
28
+10%
2023

Santander

Note: 2023 data and YoY changes (profit, loans, deposits and mutual funds in constant euros).

45

Digital Consumer Bank Europe

Highlights

- We **continue to reinforce our leadership in mobility** though new strategic alliances and our leasing & subscription businesses
- **Leasing contracts rose +15% YoY,** driven by SCF. New lending up 3% (+6% in auto)
- **Revenue up 6% YoY and 2% QoQ, driven by NII** as we actively repriced loans and grew customer deposits (+€11bn in 2023) to compensate impact of higher interest rates on funding costs. Fees impacted by regulatory changes in Germany
- We are **investing in transforming our model** (common leasing and BNPL platforms) and business growth (MCE Bank in Germany). **Costs** rose **3% in real terms**
- **CoR normalizing** and remains at low levels (inc. CHF provisions)

Key data and P&L

New lending	Loans	Customer Funds
€52bn +3%	**€135bn** +8%	**€73bn** +19%
Efficiency	**CoR**	**RoTE**
47.6% +0.9pp	**0.62%** +16bps	**12.3%** -1.3pp

Underlying P&L*	Q4'23	% Q3'23	2023	% 2022	% 2022[1]
NII	1,083	1.5	**4,193**	6.1	4.3
Net fee income	192	-8.8	**796**	-5.3	-5.6
Total revenue	**1,433**	**1.7**	**5,502**	**5.9**	**4.4**
Operating expenses	-652	0.0	**-2,618**	8.1	6.4
Net operating income	**781**	**3.1**	**2,884**	**3.9**	**2.7**
LLPs	-152	-32.5	**-792**	47.8	45.7
Attributable profit	**376**	**25.1**	**1,199**	**-6.9**	**-8.4**

(*) € mn and % change in constant euros.

(1) % change in current euros.

Santander

Note: 2023 data and YoY changes (loans and customer funds in constant euros).

46

47 Corporate Centre • Lower attributable loss as NII improved significantly driven by higher liquidity buffer remuneration as a result of the higher interest rates • Lower negative FX hedging impact resulted in greater gains on financial transactions • Slight decrease in LLPs and other provisions Underlying P&L* 2023 2022 NII -41 -652 Gains / losses on financial transactions -302 -724 Operating expenses -391 -372 LLPs and other provisions -132 -164 Tax and minority interests -36 -27 Attributable profit -998 -2,049 (*) € mn. Highlights Income statement

48 Detail by global business Reflecting the new operating model announced in September. Note: for more information, see also the presentation published on 20 December 2023 that explains the new operating model and adapted financial disclosures.

Retail & Commercial Banking

- We **continued to drive the digitalization and simplification** of our products and services through **ONE Transformation**
- **Loans** down 3% mainly due to prepayments in Europe, while **deposits** up 3% driven by the Americas
- **Profit up 12% YoY** on the back of revenue growth (+12%) driven by good price management. **Efficiency ratio improved 2pp to 43.1%**
- **In the quarter,** profit affected by **seasonal charges** (DGF contribution in Spain and bank levy in the UK) and additional CHF provisions

Loans	Efficiency	RoTE
€619bn -3%	43.1% -1.6pp	15.1% +1.0pp

Underlying P&L*	Q4'23	% Q3'23	2023	% 2022	% 2022[1]
Total revenue	6,971	-2.8	29,754	12.5	10.2
Net operating income	3,881	-8.1	16,930	14.2	13.4
Attributable profit	1,240	-18.1	5,659	11.7	12.8

(*) € mn and % change in constant euros.

(1) % change in current euros.

Digital Consumer Bank

- **Strengthening our franchise** through common commercial partners and operating standards
- **Total revenue increased YoY** as higher activity offset negative interest rate sensitivity and lower fees and leasing income
- **Profit YoY affected** by higher interest rates, impact of strategic growth initiatives on costs and LLPs driven by normalization in line with expectations
- **Profit +9% QoQ,** supported by revenue and positive LLP performance

Loans	Efficiency	RoTE
€207bn +6%	42.8% +0.9pp	11.5% -4.0pp

Underlying P&L*	Q4'23	% Q3'23	2023	% 2022	% 2022[1]
Total revenue	3,155	2.0	12,296	1.1	-0.8
Net operating income	1,784	-1.5	7,033	-0.6	-2.2
Attributable profit	457	9.2	1,901	-26.1	-27.2

(*) € mn and % change in constant euros.

(1) % change in current euros.

Santander

Note:
- New global business definitions as published on 20 December 2023.
- 2023 data and YoY changes in constant euros.

49

Corporate & Investment Banking

- **Strong revenue performance of the CIB US franchise** with relentless focus on the execution of our growth strategy
- **Profit +16% YoY,** with revenue growth across regions and businesses with fees increasing and strong network collaboration revenue
- CIB maintains **best-in-class efficiency and capital profitability** levels. QoQ affected by single names provisions in Brazil

Fees	Efficiency	RoTE
€2,131mn +14%	45.0% +1.7pp	17.5% +1.6pp

Underlying P&L*	Q4'23	% Q3'23	2023	% 2022	% 2022[1]
Total revenue	2,120	20.7	7,527	16.9	12.3
Net operating income	1,111	17.0	4,140	14.3	8.9
Attributable profit	587	-1.8	2,440	16.2	9.2

(*) € mn and % change in constant euros.

(1) % change in current euros.

Wealth Management & Insurance

- **Contribution to Group profit** increased 15% YoY, in a capital-light business, with a RoTE above 70%
- **PB: outstanding growth** on the back of NII and commercial activity (net new money of €13.7bn; customers +9%)
- **SAM: record year** in **net sales** (**€9.0bn**), gaining market share in almost all markets. #3 European asset manager by sales in 2023
- **Insurance:** continued growth backed by **non-related** and **savings** businesses. **GWPs** increased **12% YoY**

AuMs	Total fees[1]	RoTE
€460bn +14%	€3,722mn +1%	72.2% +19.8pp

Underlying P&L*	Q4'23	% Q3'23	2023	% 2022	% 2022[1]
Total revenue	784	0.1	3,210	21.6	19.9
Net operating income	449	-9.1	1,994	28.4	26.7
Attributable profit	359	-1.5	1,467	34.8	33.3
Contribution to profit	784	2.8	3,129	14.9	14.5

(*) € mn and % change in constant euros.

(1) % change in current euros.

Santander

Note:
- New global business definitions as published on 20 December 2023.
- 2023 data and YoY changes in constant euros.

(1) Includes all fees generated by asset management and insurance businesses, even those ceded to the commercial network.

50

Payments

PagoNxt

- **Getnet TPV** increased 22% YoY across markets (Getnet Brazil +14%; Getnet Europe +31%; Getnet Mexico +23%; Getnet Chile +80%)
- **Payments Hub** already one of the largest processors of A2A payments in Europe
- **Revenue increased 20% YoY (+17% in constant euros)** due to overall increase in business activity and volumes across geographic segments especially in our Merchant (Getnet) and Trade businesses

Merchant (Getnet)

Total Payments Volume (TPV)	Number of transactions
€206bn +22%	+29%

Financial performance

Revenue

+17%



970
1,140
2022
2023

EBITDA margin

+15.7 pp



9.1%
24.8%
2022
2023

Cards

- **99 million cards,** growing in line with the positive trends of previous quarters
- **Solid growth** in customer activity (**€306bn turnover**, **+8%** YoY)
- **Revenue grew +10% YoY** in constant euros
- **High profitability** with **RoTE of 35%**

Cards

Turnover	Fees
€306bn +8%	+17%

Revenue performance

Constant € mn

+10%



3,775
4,158
2022
2023

Santander

Note:
- New global businesses definitions as published on 20 December 2023.
- 2023 and YoY changes in constant euros. Cards does not include Digital Consumer Bank or PagoNxt; not including payments business in the US, except for # of cards.

51

52 Appendix Investor Day Targets summary Detail by region, country and global business Credit quality in Brazil and the US Reconciliation of underlying results to statutory results Glossary

53 6.7% 3.7% 1.7% 3.6% 4.3% 5.3% 0.0% 1.0% 2.0% 3.0% 4.0% 5.0% 6.0% 7.0% 8.0% 2019 2020 2021 2022 2023 2024(e) NCO rate (annual) NCO rate (quarterly) US Brazil and US credit quality Auto loan distribution by FICO Segment2 5% 5% 3% 3% 4% 3% 3% 17% 17% 17% 16% 17% 16% 16% 13% 16% 21% 21% 20% 21% 22% 24% 23% 19% 21% 21% 21% 21% 21% 21% 22% 21% 20% 19% 19% 2% 2% 2% 2% 2% 2% 3% 17% 16% 16% 16% 17% 18% 16% 2015 2016 2019 2020 2021 2022 2023 Unsecured Secured Others Auto loans Mortgages Payroll loans Credit cards Personal loans Agro 4.5% 4.9% 4.4% 4.1% 3.9% 4.3% 3.7% 4.8% 4.8% 2015 2016 2017 2018 2019 2020 2021 2022 2023 Individual + consumer finance portfolio breakdown Cost of risk Brazil Estimated to remain below pre-pandemic “normal levels” US Auto Net Charge-Off Rates1 16% 17% 11% 9% 9% 7% 7% 6% 53% 51% 51% 41% 38% 38% 35% 34% 17% 17% 18% 16% 16% 16% 17% 18% 14% 15% 21% 34% 38% 39% 41% 42% 2016 2017 2018 2019 2020 2021 2022 2023 >=640 600-639 <600 No FICO Note: Data as of December 31, 2023. Local criteria breakdown. NCO’s are in IFRS. (1) 2019-2024 NCO % (including repossession expense). (2) Auto loans excludes commercial fleet and LHFS.

54 Appendix Investor Day Targets summary Detail by region, country and global business Credit quality in Brazil and the US Reconciliation of underlying results to statutory results Glossary

Reconciliation of underlying results to statutory results

	January-December 2023			January-December 2022		
	Statutory results	Adjustments	Underlying results	Statutory results	Adjustments	Underlying results
Net interest income	43,261	—	43,261	38,619	—	38,619
Net fee income	12,057	—	12,057	11,790	—	11,790
Gains (losses) on financial transactions [1]	2,633	—	2,633	1,653	—	1,653
Other operating income	(528)	224	(304)	55	37	92
Total income	**57,423**	**224**	**57,647**	**52,117**	**37**	**52,154**
Administrative expenses and amortizations	(25,425)	—	(25,425)	(23,903)	—	(23,903)
Net operating income	**31,998**	**224**	**32,222**	**28,214**	**37**	**28,251**
Net loan-loss provisions	(12,932)	474	(12,458)	(10,836)	327	(10,509)
Other gains (losses) and provisions	(2,607)	(459)	(3,066)	(2,128)	(364)	(2,492)
Profit before tax	**16,459**	**239**	**16,698**	**15,250**	**—**	**15,250**
Tax on profit	(4,276)	(213)	(4,489)	(4,486)	—	(4,486)
Profit from continuing operations	**12,183**	**26**	**12,209**	**10,764**	**—**	**10,764**
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	**12,183**	**26**	**12,209**	**10,764**	**—**	**10,764**
Non-controlling interests	(1,107)	(26)	(1,133)	(1,159)	—	(1,159)
Profit attributable to the parent	**11,076**	**—**	**11,076**	**9,605**	**—**	**9,605**

(1) Includes exchange differences.

Explanation of 2023 adjustments:

- Temporary levy on revenue in Spain in the first quarter, totalling EUR 224 million, which was moved from total income to other gains (losses) and provisions.
- Provisions to strengthen the balance sheet in Brazil in the first quarter, totalling EUR 235 million, net of tax and non-controlling interests (EUR 474 million recorded in net loan-loss provisions, EUR 213 million positive impact in tax and EUR 26 million in non-controlling interests).

Explanation of 2022 adjustments:

- Mainly, payment holidays in Poland.

Santander

55

56 Appendix Investor Day Targets summary and our last step towards ONE SANTANDER Detail by region, country and global business Credit quality in Brazil and the US Reconciliation of underlying results to statutory results Glossary

57 Glossary - Acronyms • ALCO: Assets and Liabilities Committee • AM: Asset management • AuMs: Assets under Management • bn: Billion • BNPL: Buy now, pay later • bps: Basis points • c.: Circa • CAL: Customer assets and liabilities • CET1: Common equity tier 1 • CHF: Swiss franc • CIB: Corporate & Investment Bank • CoE: Cost of equity • CoR: Cost of risk • Covid-19: Coronavirus Disease 19 • CRE: Commercial Real Estate • DCB: Digital Consumer Banking • DGF: Deposit guarantee fund • DPS: Dividend per share • EPS: Earning per share • ESG: Environmental, social and governance • FL: Fully-loaded • FX: Foreign exchange • FY: Full year • IFRS 9: International Financial Reporting Standard 9, regarding financial instruments • LLPs: Loan-loss provisions • mn: million • NII: Net interest income • NIM: Net interest margin • NPL: Non-performing loans • NPS: Net promoter score • OEM: Original equipment manufacturer • PB: Private Banking • PBT: Profit before tax • P&L: Profit and loss • pp: Percentage points • Ps: Per share • QoQ: Quarter-on-Quarter • Repos: Repurchase agreements • RoE: Return on equity • RoRWA: Return on risk-weighted assets • RoTE: Return on tangible equity • RWA: Risk-weighted assets • SAM: Santander Asset Management • SAN: Santander • SBB: share buybacks • SC USA: Santander Consumer USA • SME: Small and Medium Enterprises • TNAV: Tangible net asset value • TPV: Total Payments Volume • YoY: Year-on-Year • YTD: Year to date

58 Glossary - Definitions Notes: The averages for the RoTE and RoRWA denominators are calculated using the monthly average over the period, which we believe should not differ materially from using daily balances. The risk-weighted assets included in the denominator of the RoRWA metric are calculated in line with the criteria laid out in the CRR (Capital Requirements Regulation). PROFITABILITY AND EFFICIENCY • RoTE: Return on tangible capital: Group attributable profit / average of: net equity (excluding minority interests) – intangible assets (including goodwill) • RoRWA: Return on risk-weighted assets: consolidated profit / average risk-weighted assets • Efficiency: Operating expenses / total income. Operating expenses defined as general administrative expenses + amortisations VOLUMES • Loans: Gross loans and advances to customers (excl. reverse repos) • Customer funds: Customer deposits excluding repos + marketed mutual funds CREDIT RISK • NPL ratio: Credit impaired loans and advances to customers, customer guarantees and customer commitments granted / Total risk. Total risk is defined as: Total loans and advances and guarantees to customers (including credit impaired assets) + contingent liabilities granted that are credit impaired • NPL coverage ratio: Total allowances to cover impairment losses on loans and advances to customers, customer guarantees and customer commitments granted / Credit impaired loans and advances to customers, customer guarantees and customer commitments granted • Cost of risk: Provisions to cover losses due to impairment of loans in the last 12 months / average customer loans and advances of the last 12 months CAPITALIZATION • Tangible net asset value per share – TNAVps: Tangible stockholders' equity / number of shares (excluding treasury shares). Tangible stockholders' equity calculated as shareholders equity + accumulated other comprehensive income - intangible assets ESG METRICS • Green Finance raised and facilitated = Nominal amount of PF, PF Advisory, PF bonds, Green bonds, ECA, M&A, ECM transactions classified by SCFS panel and reported in the League Tables since the beginning of the exercise. • SRI = Volume of assets under management classified as article 8 - promoting ESG objectives - and 9 - with explicit sustainability objectives - of the SFDR regulation (EU Reg. 2019/2088). Includes assets managed by Santander Asset Management (SAM), third-party funds and SAM funds managed with equivalent criteria in those geographies where SFDR does not apply (mainly LatAm). • Financial inclusion (# People) = Number of people who are unbanked, underbanked, in financial difficulty, with difficulties in accessing credit or with limited financial literacy who, through the Group's products, services and social investment initiatives, are able to access the financial system, receive tailored finance. Financially underserved groups are defined as people who do not have a current account, or who have an account but obtained alternative (non-bank) financial services in the last 12 months. Beneficiaries of various programs are included in the quantification process only once in the entire period. Only new empowered people are counted, taking as a base year those existing since 2019.

Thank You. Our purpose is to help people and businesses prosper. Our culture is based on believing that everything we do should be:

SIGNATURE Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. Banco Santander, S.A. Date:    31 January 2024 By: /s/ José García Cantera Name: José García Cantera Title: Chief Financial Officer